Exhibit 12.2

NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands except ratio)
(Unaudited)

Three Months Ended March 31, 2002

As Revised
Earnings:
Loss before income taxes	$(4,472)
Adjustments:
Net interest expense (1)	28,224
Amortization of capitalized interest	2,208
Portion of rental expense representative of interest	627
Undistributed income of affiliate	516
Minority interest of majority owned subsidiaries	10,643

$37,746

Fixed Charges:
Net interest expense (1)	$28,224
Capitalized interest	1,222
Portion of rental expense representative of interest	627

$30,073

Ratio of earnings to fixed charges	1.3

(1)  Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.